EXHIBIT 3.6

CERTIFICATE of AMENDMENT of

CERTIFICATE of INCORPORATION

OF

AXION POWER INTERNATIONAL, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:          That at a meeting of the Board of Directors of Axion Power International, Inc., (the “Corporation”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Articles thereof numbered Fourth relating to the authorized shares of the Corporation so that, as amended, said Article shall be read as follows:

“FOURTH:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 137,500,000 shares of which 125,000,000 shares are designated as common stock, par value $.0001 per share (the “Common Stock”) and 12,500,000 shares of which are designated as preferred stock, par value $.0001 per share (the “Preferred Stock”).

SECOND:     That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:        That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 14th day of June, 2010.

/s/ Charles R. Trego
Charles R. Trego, Chief Financial Officer